SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                                Handleman Company
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                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                    410252100
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                                 (CUSIP Number)


                                 Salvatore Muoio
                               S. Muoio & Co. LLC
                        c/o 509 Madison Avenue, Suite 406
                               New York, NY 10022
                                 (212) 297-2555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 10, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  410252100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salvatore Muoio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,333,873

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,333,873

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,333,873

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.1%

14.  TYPE OF REPORTING PERSON*

     IN, HC

CUSIP No.  410252100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     S. Muoio & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,333,873

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,333,873

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,333,873

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.1%

14.  TYPE OF REPORTING PERSON*

     IA, OO

CUSIP No.  410252100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SM Investors II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,656,932

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,656,932

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,656,932

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON*

     IN, HC

CUSIP No.  410252100
           ---------------------

This Amendment No. 3 to the Schedule 13D is being filed with respect to Salvatore Muoio and S. Muoio & Co. LLC. This Amendment No. 1 is being filed with respect to Schedule 13D being filed by SM Investors II, L.P.
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     No material change from the Schedule 13D filed on November 3, 2008.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by (i) Salvatore Muoio, a United States citizen,(ii) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") and (iii) SM Investors II, L.P. a Delaware limited partnership (the "Partnership") (each a reporting person and collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

     Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts, including the Partnership.

     (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Salvatore Muoio, through his position as the managing member of SMC, may deemed to be the beneficial owner of the 4,333,873 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

     SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 4,333,873 Shares held by such entities.

     The Partnership may be deemed to beneficially own 1,656,932 Shares.

     The funds for the purchase of the Shares beneficially owned by Salvatore Muoio and SMC came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

     The funds for the purchase of the Shares beneficially owned by the Partnership came from the Partnership's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     No material change from the Schedule 13D filed on November 3, 2008.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

Salvatore Muoio
---------------

(a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 4,333,873 Shares or 21.1% of the Shares of the Issuer, based upon the 20,515,269 Shares outstanding as of September 5, 2008, according to the Issuer's most recent Form 10-Q.

     Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,333,873 Shares to which this filing relates.

     Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,333,873 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares since the last filing by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

S. Muoio & Co. LLC ("SMC")
--------------------------

(a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 4,333,873 Shares or 21.1% of the Shares of the Issuer, based upon the Shares outstanding.

     SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,333,873 Shares to which this filing relates.

     SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,333,873 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions since the last filing by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

SM Investors II, LP (the "Partnership")
---------------------------------------

(a-e) As of the date hereof, the Partnership may be deemed to be the beneficial owner of 1,656,932 Shares or 8.1% of the Shares of the Issuer, based upon the Shares outstanding.

     The Partnership has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,656,932 Shares to which this filing relates.

     The Partnership has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,656,932 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares since the last filing by the Partnership, and/or the Partnership on behalf of the private investment vehicles and managed accounts over which the Partnership has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. The Partnership, and/or the Partnership on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     *The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in
Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the Shares that were effected by the Reporting Persons since the last filing is filed herewith as Exhibit B.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 12, 2008
-----------------------
(Date)


/s/ Salvatore Muoio
-----------------------
    Salvatore Muoio



S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
-------------------------
Name: Salvatore Muoio
Title: Managing Member



SM Investors II, L.P.

By:  S. Muoio & Co. LLC
     Its General Partner

By:  /s/ Salvatore Muoio
-------------------------
Name: Salvatore Muoio
Title: Managing Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D, Amendment No. 3, dated November 12, 2008 relating to the Common Stock, $0.01 par value per share of Handleman Company shall be filed on behalf of the undersigned.



/s/ Salvatore Muoio
-------------------------
    Salvatore Muoio



S. Muoio & Co. LLC

By:  /s/ Salvatore Muoio
-------------------------
Name: Salvatore Muoio
Title: Managing Member



SM Investors II, L.P.

By:  S. Muoio & Co. LLC
     Its General Partner

By:  /s/ Salvatore Muoio
-------------------------
Name: Salvatore Muoio
Title: Managing Member


November 12, 2008

                                                                       Exhibit B


                 Transactions in the Shares -- Salvatore Muoio,
                  S. Muoio & Co. LLC and SM Investors II, L.P.


Date of                Number of Shares               Price Per
Transaction            Purchase/(SOLD)                   Share
-----------            ---------------                   -----

11/10/2008                    53,000                     $1.26
11/11/2008                   387,500                     $1.15
11/12/2008                    83,867                     $1.08









SK 01834 0003 937678